June 28, 2005


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:  Rule 17f-2
     Hilliard Lyons Research Trust
     Senbanc Fund
     Registration No. 811-09281, CIK No. 0001083434

Ladies and Gentlemen:

On behalf of our client SENBANC FUND, we are filing electronically one copy of the EDGARized version of our examination report dated May 31, 2005, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2005.

Yours truly,

/s/ Tim Mundy

Tim Mundy
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of the Hilliard Lyons Research Trust Senbanc Fund:


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Senbanc Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2005, and with respect to agreement of security purchases and sales, for the period from June 30, 2004 (the date of our last examination) through April 30, 2005:

     o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank (the "Custodian" of the Fund) by The Depository Trust Company, and/or the Federal Reserve Book Entry System, agents of the Custodian;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

     o Agreement of 1 security purchase and 1 security sale or maturities from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2005 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
May 31, 2005

Deloitte & Touche
1700 Market Street
25th Floor
Philadelphia, PA 19103

Attention: Tim Mundy

RE: MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                   OF THE INVESTMENT COMPANY ACT OF 1940



Management of the Senbanc Fund (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2005, and from June 30, 2004 through April 30, 2005.

Based on this evaluation, management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2005, and from June 30, 2004 through April 30, 2005, with respect to securities reflected in the investment account of the Fund.




/s/ James M. Rogers

----------------------------------------------------------
James M. Rogers, President





/s/ Joseph C. Curry, Jr.

-----------------------------------------------------------
Joseph C. Curry, Jr., Vice President & Assistant Treasurer

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                       FORM N-17F-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
----------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                            Date examination completed:

811-09281                                                                         APRIL 30, 2005

----------------------------------------------------------------------------------------------------------------------
2. State identification Number:
      ----------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ----------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
      ----------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
      ----------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
      ----------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
      ----------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ----------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
      ----------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
      ----------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
----------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement: HILLIARD LYONS RESEARCH TRUST

                                                                            SENBANC FUND
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
4. Address of principal executive officer (number, street, city, state, zip code):
   501 South 4th Street, Louisville, KY, 40202
----------------------------------------------------------------------------------------------------------------------